Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2024

Gurugram, India and New York May 30, 2024— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended March 31, 2024.

“Yatra’s Gross Bookings increased by 12.7% YoY in 4Q24, driven by a 15.1% growth in Air Gross Bookings. This growth was fueled by a robust rebound in international travel during what is typically the seasonally weakest quarter.

For the quarter ended March 31, 2024, we reported revenue of INR 1,072.8 million (USD 12.9 million), down 10.2% YoY. Our Adjusted Margin of INR 1,768.9 million (USD 21.2 million) declined 6.6% YoY. These declines were largely due to the impact of a one-time accrual of threshold bonus of GDS Contracts in the year ago quarter. Excluding that reported revenue was up 6.4% YoY and Adjusted margin was up 3.5% YoY. Additionally, our Adjusted EBITDA rose sequentially by 600 basis points (bps) to INR 109.7 million (USD 1.3 million) from INR 44.5 million (USD 0.5 million) in the previous quarter, due to increase in gross bookings and optimization of marketing cost and other expenses.

During the quarter we secured 25 new corporate customer accounts with an annual billing potential of INR 842 million. Among these new customers, two were international clients, along with several prestigious Indian companies including one of India’s largest Insurance providers. Subsequent to the end of the quarter, we also signed India’s largest bank as a Corporate Travel customer.

Furthermore, I am pleased to announce the launch of our Expense Management solution earlier this week. Yatra’s Expense Management Solution stands out with its utilization of cutting-edge technologies including GenAI Large Language Models (LLMs) for receipt analysis. Unlike traditional OCR technology, this ensures more accurate and comprehensive expense tracking, significantly reducing errors and saving time. Additionally, it features an integrated chatbot based on Gen AI and RAG models. This solution not only meets current market demands but also anticipates future needs. Our Expense Management Solution is designed to grow with our clients, offering scalability and flexibility as their businesses evolve. We now have the opportunity to cross-sell this solution to our already well-established Corporate (and SME) customer base.

In alignment with our commitment to shareholder returns, we are also pleased to report a total repurchase of 3,185,025 shares as of May 17, 2024 for a total consideration of ~ $5M under the share repurchase program authorized by our Board. This move underlines our confidence in Yatra’s promising future and our unwavering dedication to maximizing shareholder value.” - Dhruv Shringi, Co-founder and CEO

Financial and operating highlights for the three months ended March 31, 2024:

●	Revenue of INR 1,072.8 million (USD 12.9 million), representing a decrease of 10.2% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,247.3 million (USD 15.0 million), representing a decrease of 14.5% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 288.8 million (USD 3.5 million), representing an increase of 7.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 19,961.6 million (USD 239.5 million), representing an increase of 11.9% YoY.
●	Profit for the period was INR 10.2 million (USD 0.1 million) versus a profit of INR 7.5 million (USD 0.1 million) for the three months ended March 31, 2023, reflecting an increase in profit by INR 2.7 million (USD 0.1 million) YoY.
●	Result from operations were a profit of INR 3.7 million (USD 0.1 million) versus a profit of INR 115.5 million (USD 1.4 million) for the three months ended March 31, 2023, reflecting a decrease in profit by INR 111.8 million (USD 1.3 million) YoY.
●	Adjusted EBITDA(2) Profit was INR 109.7 million (USD 1.3 million) reflecting a decrease by 40.9% YOY.

Financial and operating highlights for the year ended March 31, 2024:

●	Revenue of INR 4,238.2 million (USD 50.9 million), representing an increase of 10.7% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 4,539.0 million (USD 54.5 million), representing an increase of 4.7% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 1,151.1 million (USD 13.8 million), representing an increase of 8.0% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 75,948.0 million (USD 911.3 million), representing an increase of 12.7% YoY.
●	Loss for the period was INR 326.0 million (USD 3.9 million) versus a loss of INR 288.2 million (USD 3.5 million) for the year ended March 31, 2023, reflecting an increase in loss by INR 37.9 million (USD 0.5 million) YoY.
●	Result from operations were a loss of INR 122.3 million (USD 1.5 million) versus a profit of INR 79.7 million (USD 1.0 million) for the year ended March 31, 2023, reflecting a decrease in profit by INR 202.0 million (USD 2.4 million) YoY.
●	Adjusted EBITDA(2) Profit was INR 304.4 million (USD 3.7 million) reflecting a decrease by 28.0% YOY.

	Three months ended March 31,
	2023	2024	2024	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,194,270	1,072,760	12,872	(10.2)%
Results from operations	115,546	3,749	44	(96.8)%
Profit for the period	7,547	10,222	120	35.5%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,459,605	1,247,274	14,966	(14.5)%
Adjusted Margin - Hotels and Packages	268,386	288,841	3,466	7.6%
Adjusted Margin - Other Services	38,125	28,029	336	(26.5)%
Others (Including Other Income)	128,739	204,766	2,457	59.1%
Adjusted EBITDA (2)	185,648	109,659	1,316	(40.9)%
Operating Metrics
Gross Bookings (3)	17,832,713	19,961,607	239,521	11.9%
Air Ticketing	15,122,132	17,158,179	205,882	13.5%
Hotels and Packages	2,107,435	2,205,063	26,459	4.6%
Other Services (6)	603,146	598,365	7,180	(0.8)%
Adjusted Margin% (4)
Air Ticketing	9.7%	7.3%
Hotels and Packages	12.7%	13.1%
Other Services	6.3%	4.7%
Quantitative details (5)
Air Passengers Booked	1,725	1,801		4.4%
Stand-alone Hotel Room Nights Booked	425	399		(6.2)%
Packages Passengers Travelled	5	6		11.7%

	Year ended March 31,
	2023	2024	2024	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	3,827,265	4,238,197	50,855	10.7%
Results from operations	79,666	(122,343)	(1,468)	(253.6)%
Loss for the period	(288,167)	(326,041)	(3,912)	13.1%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	4,335,292	4,538,977	54,463	4.7%
Adjusted Margin - Hotels and Packages	1,065,928	1,138,862	13,665	6.8%
Adjusted Margin - Other Services	177,685	180,256	2,163	(1.4)%
Others (Including Other Income)	574,237	708,460	8,501	23.4%
Adjusted EBITDA (2)	422,872	304,445	3,653	(28.0)%
Operating Metrics
Gross Bookings (3)	67,397,495	75,948,026	911,304	12.7%
Air Ticketing	56,408,351	64,950,106	779,339	15.1%
Hotels and Packages	8,178,106	8,785,664	105,420	7.4%
Other Services (6)	2,811,038	2,212,256	26,545	(21.3)%
Adjusted Margin% (4)
Air Ticketing	7.7%	7.0%
Hotels and Packages	13.0%	13.0%
Other Services	6.3%	8.1%
Quantitative details (5)
Air Passengers Booked	5,601	6,945		24.0%
Stand-alone Hotel Room Nights Booked	1,753	1,692		(3.5)%
Packages Passengers Travelled	21	24		12.3%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of March 31, 2024, 63,113,555 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2024, the unaudited condensed consolidated statement of financial position as at March 31, 2024, the unaudited condensed consolidated statement of cash flows for the year ended March 31, 2024 and discussion of the results of the three months and year ended March 31, 2024 compared with three months and year ended March 31, 2023, were converted into U.S. dollars at the exchange rate of 83.34 INR per USD, which is based on the noon buying rate as at March 31, 2024, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Results of Three Months Ended March 31, 2024

Revenue. We generated Revenue of INR 1,072.8 million (USD 12.9 million) in the three months ended March 31, 2024, a decrease of 10.2% compared with INR 1,194.3 million (USD 14.3 million) in three months ended March 31, 2023. The decrease in revenue was primarily due to the lower airline incentive deals in three months ended March 31, 2024 as compared to three months ended March 31, 2023, and one time accrual of threshold bonus for Global Distribution System (“GDS”) contracts in three months ended March 31, 2023, largely offset by an increase in gross booking value by 11.9% YoY backed by sustained elevated travel demand in India in the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

Service cost. Our Service cost decreased to INR 219.1 million (USD 2.6 million) in the three months ended March 31, 2024, compared to Service cost of INR 228.2 million (USD 2.7 million) in the three months ended March 31, 2023.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	625,618	469,064	429,491	436,578	32,759	11,783
Customer promotional expenses	833,987	778,209	67,097	83,557	5,366	4,053
Service cost	-	-	(228,201)	(231,294)	-	12,194
Adjusted Margin	1,459,605	1,247,273	268,386	288,841	38,125	28,030

Air Ticketing. Revenue from our Air Ticketing business was INR 469.1 million (USD 5.6 million) in the three months ended March 31, 2024 as compared to INR 625.6 million (USD 7.5 million) in the three months ended March 31, 2023, reflecting a decrease of 25.0%.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 1,247.3 million (USD 15.0 million) in the three months ended March 31, 2024, as compared to INR 1,459.6 million (USD 17.5 million) in the three months ended March 31, 2023. In the three months ended March 31, 2024, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 778.2 million (USD 9.3 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 834.0 million (USD 10.0 million) in the three months ended March 31, 2023 The decrease in Adjusted Margin – Air Ticketing was largely due to lower airline incentive deals in three months ended March 31, 2024 as compared to three months ended March 31, 2023 and one time accrual of threshold bonus for Global Distribution System (“GDS”) contracts in three months ended March 31, 2023 partially offset by increase in Air Ticketing gross bookings by 13.5% primarily due to the sustained elevated travel demand in India in the three months ended March 31, 2024 as compared to the three months ended March 31, 2023 and accordingly our Adjusted Margin % of Air Ticketing decreased to 7.3% in the three months ended March 31, 2024 as compared to 9.7% in the three months ended March 31, 2023.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 436.6 million (USD 5.2 million) in the three months ended March 31, 2024, as compared to INR 429.5 million (USD 5.2 million) in the three months ended March 31, 2023, reflecting an increase of 1.7%.

Adjusted Margin (1) for this segment increased by 7.6% to INR 288.8 million (USD 3.5 million) in the three months ended March 31, 2024 from INR 268.4 million (USD 3.2 million) in the three months ended March 31, 2023. In the three months ended March 31, 2024, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 83.6 million (USD 1.0 million) against an add-back of INR 67.1 million (USD 0.8 million) in the three months ended March 31, 2023. The increase in Adjusted margin in the three months ended March 31, 2024 is on account of increase in gross bookings by 4.7% and Adjusted margin % increased to 13.1% in three months ended March 31, 2024 as compared to 12.7% in three months ended March 31, 2023 on account of higher performance bonus received from our hotel partners.

Other Services. Our Revenue from Other Services was INR 11.8 million (USD 0.1 million) in the three months ended March 31, 2024, a decrease from INR 32.8 million (USD 0.4 million) in the three months ended March 31, 2023.

Adjusted Margin for this segment decreased by 26.5% to INR 28.0 million (USD 0.3 million) in the three months ended March 31, 2024, from INR 38.1 million (USD 0.5 million) in the three months ended March 31, 2023. In the three months ended March 31, 2024, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.1 million (USD 0.1 million) against an add-back of INR 5.4 million (USD 0.1 million) in the three months ended March 31, 2023 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 155.3 million (USD 1.9 million) in the three months ended March 31, 2024, an increase from INR 106.4 million (USD 1.3 million) in the three months ended March 31, 2023 due to an increase in advertising revenue.

Other Income. Our Other Income increased to INR 49.4 million (USD 0.6 million) in the three months ended March 31, 2024 from INR 22.3 million (USD 0.3 million) in the three months ended March 31, 2023 due to increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 25.8% to INR 351.6 million (USD 4.2 million) in the three months ended March 31, 2024 from INR 279.4 million (USD 3.4 million) in the three months ended March 31, 2023. Excluding employee share-based compensation costs of INR 51.8 million (USD 0.6 million) in the three months ended March 31, 2024, compared to INR 26.5 million (USD 0.3 million) in the three months ended March 31, 2023, personnel expenses increased by 18.6% in the three months ended March 31, 2024 on account of new hiring and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 28.9% to INR 101.3 million (USD 1.2 million) in the three months ended March 31, 2024 from INR 142.4 million (USD 1.7 million) in the three months ended March 31, 2023. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 967.1 million (USD 11.6 million) in the three months ended March 31, 2024 against INR 1,048.9 million (USD 12.6 million) in the three months ended March 31, 2023, decreased by 7.8% on a YoY.

Other Operating Expenses. Other operating expenses decreased by 3.7% to INR 392.3 million (USD 4.7 million) in the three months ended March 31, 2024 from INR 407.4 million (USD 4.9 million) in the three months ended March 31, 2023, primarily due to decrease in provision for doubtful receivables, which is partially offset by increase in legal & professional, commission and payment gateway charges in line with growth in Gross bookings.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 24.2% to INR 54.1 million (USD 0.7 million) in the three months ended March 31, 2024 from INR 43.6 million (USD 0.5 million) in the three months ended March 31, 2023 primarily due to an increase in amortization.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 3.7 million (USD 0.1 million) in the three months ended March 31, 2024. Our profit for the three months ended March 31, 2023 was INR 115.5 million (USD 1.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 55.5 million (USD 0.7 million) for three months ended March 31, 2024 as compared to a loss of INR 142.0 million (USD 1.7 million) for three months ended March 31, 2023.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income increased to INR 47.2 million (USD 0.6 million) in the three months ended March 31, 2024 from INR 13.1 million (USD 0.2 million) in the three months ended March 31, 2023. This increase was primarily on account of increase in our term deposits from 587 million as on March 31, 2023 to 2,757 million as on March 31, 2024.

Finance Costs. Our finance costs of INR 42.8 million (USD 0.5 million) in the three months ended March 31, 2024 which includes interest on the lease liability of INR 7.6 million (USD 0.1 million) decreased by INR 59.1 million (USD 0.7 million) from finance cost of INR 101.9 million (USD 1.2 million) in the three months ended March 31, 2023, which includes interest on the lease liability of INR 8.8 million (USD 0.1 million). This decrease is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans, non-convertible debentures (NCDs) and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra Online Limited, our Indian subsidiary (“Indian IPO”),. During the three month ended March 31, 2024, the Company has incurred INR Nil (USD Nil) compared to an expense of INR 3.4 million (USD 0.1 million) during the three months ended March 31, 2023 is charged to the profit and loss.

Income Tax Expense/(benefit). Our income tax benefit during the three months ended March 31, 2024 was INR 2.1 million (USD 0.1 million) compared to income tax expense of INR 15.8 million (USD 0.2 million) during the three months ended March 31, 2023.

Profit for the Period. As a result of the foregoing factors, our profit in the three months ended March 31, 2024 was INR 10.2 million (USD 0.1 million) as compared to a profit of INR 7.5 million (USD 0.1 million) in the three months ended March 31, 2023. Excluding the employee share based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 62.0 million (USD 0.7 million) for the three months ended March 31, 2024 against an Adjusted loss(1) of INR 37.4 million (USD 0.4 million) for the three months ended March 31, 2023.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA Profit(1) decreased to INR 109.7 million (USD 1.3 million) in the three months ended March 31, 2024 from an Adjusted EBITDA Profit(1) of INR 185.6 million (USD 2.2 million) in the three months ended March 31, 2023.

Basic Earnings/ per Share. Basic Earnings per Share was INR 0.08 (USD 0.01) in the three months ended March 31, 2024 as compared to Basic Earnings per share of INR 0.10 (USD 0.01) in the three months ended March 31, 2023. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Basic Earnings per Share(1) would have been INR 0.63 (USD 0.01) in the three months ended March 31, 2024, as compared to Adjusted Basic Earnings per share of INR 0.56 (USD 0.01) in the three months ended March 31, 2023.

Diluted Earnings per Share. Diluted Earnings per Share was INR 0.08 (USD 0.01) in the three months ended March 31, 2024 as compared to Diluted Earnings per share of INR 0.09 (USD 0.01) in the three months ended March 31, 2023. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Earnings per Share(1) would have been INR 0.63 (USD 0.01) in the three months ended March 31, 2024 as compared to Adjusted Diluted Earnings of INR 0.53 (USD 0.01) in the three months ended March 31, 2023.

Liquidity. As of March 31, 2024, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,499.8 million (USD 54.0 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Results of Year ended March 31, 2024 Compared to Year Ended March 31, 2023

Revenue. We generated revenue of INR 4,238.2 million (USD 50.9 million) in the year ended March 31, 2024, an increase of 10.7% compared with INR 3,827.3 million (USD 45.9 million) in year ended March 31, 2023. Increase in revenue was primarily contributed by increase in our gross booking value by 12.7% in year ended March 31, 2024 compared to year ended March 31, 2023 on account of accelerated growth in our Air business backed by sustained elevated travel demand in India, addition of new corporate customers and expansion of our distribution channels.

Service Cost. Our service cost increased to INR 877.8 million (USD 10.5 million) in the year ended March 31, 2024 from INR 669.1 million (USD 8.0 million) in the year ended March 31, 2023 primarily due to higher package sales in the year ended March 31, 2024 on account of recovery in consumer travel markets.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Year ended March 31,
Amount in INR thousands	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	1,779,972	1,765,858	1,471,270	1,704,529	154,305	161,712
Customer promotional expenses	2,555,320	2,773,118	263,756	312,206	23,380	18,545
Service cost	-	-	(669,098)	(877,873)	-	-
Adjusted Margin	4,335,292	4,538,976	1,065,928	1,138,862	177,685	180,257

Air Ticketing. Revenue from our Air Ticketing business was INR 1,765.9 million (USD 21.2 million) in the year ended March 31, 2024 against INR 1,780.0 million (USD 21.4 million) in the year ended March 31, 2023.

Adjusted Margin (1) from our Air Ticketing business increased to INR 4,539.0 million (USD 54.4 million) in the year ended March 31, 2024 against INR 4,335.3 million (USD 52.0 million) in the year ended March 31, 2023. In the year ended March 31, 2024 , Adjusted Margin (1) for Air Ticketing includes the addition of INR 2,773.1 million (USD 33.3 million) in the year ended March 31, 2024 against INR 2,555.3 million (USD 30.7 million) in the year ended March 31, 2023 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. This increase in Adjusted Margin is mainly due to increase in air gross booking value by 15.1% partially offset by lower airline incentive deals in the year ended March 31, 2024 as compared to year ended March 31, 2023.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,704.5million (USD 20.5 million) in the year ended March 31, 2024 against INR 1,471.3 million (USD 17.7 million) in the year ended March 31, 2023.

Adjusted Margin (1) for this segment increased by 6.8% to INR 1,138.9 million (USD 13.7 million) in the year ended March 31, 2024 from INR 1,065.9 million (USD 12.8 million) in the year ended March 31, 2023. In the year ended March 31, 2024, Adjusted Margin (1) for Hotels & Packages includes the add-back of INR 312.2 million (USD 3.7 million) against INR 263.8 million (USD 3.2 million) in the year ended March 31, 2023, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in revenue and Adjusted Margin in the year ended March 31, 2024 is on account of increase in hotel and packages gross booking value by 7.4% backed by sustained consumer travel demand and increase in our packages passengers travelled.

Other Services. Our income from Other Services was INR 161.7 million (USD 1.9 million) in the year ended March 31, 2023, an increase from INR 154.3 million (USD 1.9 million) in the year ended March 31, 2023.

Adjusted Margin for this segment increased by 1.4% to INR 180.3 million (USD 2.2 million) in the year ended March 31, 2024 from INR 177.7 million (USD 2.1 million) in the year ended March 31, 2023. In the year ended March 31, 2024, Adjusted Margin includes add-back of INR 18.5 million (USD 0.2 million) in the year ended March 31, 2024 against INR 23.4 million (USD 0.3 million) in the year ended March 31, 2023 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Margin is primarily due to better margins as compared to quarter ended March 31, 2023.

Other Revenue. Our Other Revenue was INR 606.1 million (USD 7.3 million) in the year months ended March 31, 2024, an increase from INR 421.7 million (USD 5.1 million) in the year months ended March 31, 2023 due to an increase in advertising revenue.

Other Income. Our other income decreased to INR 102.4 million (USD 1.2 million) in the year ended March 31, 2024 from INR 152.5 million (USD 1.8 million) in the year ended March 31, 2023 due to the impact of write back of liabilities offset.

Personnel Expenses. Our personnel expenses increased by 17.4% to INR 1,348.2 million (USD 16.2 million) in the year ended March 31, 2024 from INR 1,148.4 million (USD 13.8 million) in the year ended March 31, 2023. Excluding employee share-based compensation costs of INR 229.3 million (USD 2.8 million) in the year ended March 31, 2024 from INR 152.1 million (USD 1.8 million) in the year ended March 31, 2023, personnel expenses increased by 12.3% in the year ended March 31, 2024 on account of new hiring and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 36.7% to INR 459.9 million (USD 5.5 million) in the year ended March 31, 2024 from INR 336.5 million (USD 4.0 million) in the year ended March 31, 2023. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 3,563.8 million (USD 42.8 million) against INR 3,178.9 million (USD 38.1 million) in the year ended March 31, 2023, 12.1% an increase year-over-year.

Other Operating Expenses. Other operating expenses increased by 1.6% to INR 1,579.4 million (USD 19.0 million) in the year ended March 31, 2024 from INR 1,555.0 million (USD 18.7 million) in the year ended March 31, 2023 primarily due to increase in legal & professional charges and commission & PG cost in line with growth in gross booking value partially offset by decrease in provision for doubtful debts.

Adjusted EBITDA Profit(1). Due to the forgoing factors, Adjusted EBITDA Profit(1) decreased by 28.0% to INR 304.4 million (USD 3.7 million) in the year ended March 31, 2024 from Adjusted EBITDA Profit(1) of INR 422.9 million (USD 5.1 million) in the year ended March 31, 2023.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 3.9% to INR 197.5 million (USD 2.4 million) in the year ended March 31, 2024 from INR 190.2 million (USD 2.3 million) in the year ended March 31, 2023 largely on account of capitalization of intangible assets during the year partially offset by full depreciated and amortized assets in the year ended March 31, 2024.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 122.3 million (USD 1.5 million) in the year ended March 31, 2024. Our profit for the year ended March 31, 2023 was INR 79.7 million (USD 1.0 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been profit of INR 106.9 million (USD 1.3 million) for year ended March 31, 2024 as compared to profit of INR 232.7 million (USD 2.8 million) for year ended March 31, 2023.

Share of Loss of Joint Venture. This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provision created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During the year ended March 31, 2023, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our impairment of loan to Joint venture is INR Nil (USD Nil) in the year ended March 31, 2024 compared to a loss of INR 1.0 million (USD 0.1 million)) in the year ended March 31, 2023.

Finance Income. Our finance income increased to INR 149.9 million (USD 1.8 million) in the year ended March 31, 2024 from INR 28.9 million (USD 0.3 million) in the year ended March 31, 2023. This increase was primarily on account of increase in our term deposits from 587 million (USD 7.0 million) as on March 31, 2023 to 2,757 million (USD 33.1 million) as on March 31, 2024.

Finance Costs. Our finance costs decreased to INR 266.2 million (USD 3.2 million) includes interest on the lease liability of INR 32.3 million (USD 0.4 million) in the year ended March 31, 2024 as compared to INR 326.4 million (USD 3.9 million) includes interest on the lease liability of INR 36.0 million (USD 0.4 million) in the year ended March 31, 2023. This decrease in interest on borrowing is majorly driven by a decrease in our borrowings on account of re-payments of our certain loans, non-convertible debentures (NCDs) and working capital facilities.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the year ended March 31, 2024, the Company has incurred INR 54.2 (USD 0.7 million) as compared to INR 23.6 million (USD 0.3 million) in the year ended March 31, 2023.

Income Tax Expense. Our income tax expense during the year ended March 31, 2024 was INR 33.2 million (USD 0.4 million) compared to an expense of INR 46.8 million (USD 0.6 million) during the year ended March 31, 2023.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2024 was INR 326.0 million (USD 3.9 million) as compared to a loss of INR 288.2 million (USD 3.5 million) in the year ended March 31, 2023. Excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, the Adjusted Loss(1) would have been INR 42.5 million (USD 0.5 million) for year ended March 31, 2024 and Adjusted Loss(1) INR 111.5 million (USD 1.3 million) for year ended March 31, 2023.

Basic Loss per Share. Basic Loss per Share was INR 4.98 (USD 0.06) in the year ended March 31, 2024 as compared to basic loss per share of INR 4.59 (USD 0.06) in the year ended March 31, 2023. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 1.94 (USD 0.02) in the year ended March 31, 2024, as compared to Adjusted Basic Loss of INR 1.81 (USD 0.02) in the year ended March 31, 2023.

Diluted Loss per Share. Diluted Loss per Share was INR 4.98 (USD 0.06) in the year ended March 31, 2024 as compared to Diluted Loss per share of INR 4.59 (USD 0.06) in the year ended March 31, 2023. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 1.94 (USD 0.02) in the year ended March 31, 2024 as compared to Adjusted Diluted Loss INR 1.81 (USD 0.02) in the year ended March 31, 2023.

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months and year ended March 31, 2024 beginning at 9:00 AM Eastern Daylight Time (or 6:30 PM India Standard Time) on May 31, 2024. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 454107 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/985115720.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, listing and related expenses, impairment of loan to joint venture and depreciation and amortization in case of Adjusted EBITDA profit. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Profit/(Loss) for the period as per IFRS	7,547	10,222	(288,167)	(326,041)
Employee share-based compensation costs	26,489	51,761	152,054	229,260
Depreciation and amortization	43,613	54,149	190,152	197,527
Impairment of loan to joint venture	-	-	1,000	-
Finance income	(13,143)	(47,184)	(28,944)	(149,925)
Finance costs	101,916	42,803	326,399	266,209
Listing and related expenses	3,409	-	23,591	54,238
Tax expense	15,817	(2,092)	46,787	33,177
Adjusted EBITDA	185,648	109,659	422,872	304,445

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Results from operations (as per IFRS)	115,546	3,749	79,666	(122,343)
Employee share-based compensation costs	26,489	51,761	152,054	229,260
Impairment of loan to joint venture	-	-	1,000	-
Adjusted Results from Operations	142,035	55,510	232,720	106,918

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Profit/(Loss) for the period (as per IFRS)	7,547	10,222	(288,167)	(326,041)
Employee share-based compensation costs	26,489	51,761	152,054	229,260
Impairment of loan to joint venture	-	-	1,000	-
Listing and related expenses	3,409	-	23,591	54,238
Adjusted Profit/(Loss) for the period	37,445	61,984	(111,522)	(42,543)

	Three months ended		Year ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Basic Earnings/(Loss) per share (as per IFRS)	0.10	0.08	(4.59)	(4.98)
Employee share-based compensation costs	0.41	0.55	2.39	2.48
Impairment of loan to joint venture	-	-	0.02	-
Listing and related expenses	0.05	-	0.37	0.56
Adjusted Basic Earnings/(Loss) Per Share	0.56	0.63	(1.81)	(1.94)

	Three months ended		Year ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Diluted Earnings/(Loss) per share (as per IFRS)	0.09	0.08	(4.59)	(4.98)
Employee share-based compensation costs	0.39	0.54	2.39	2.48
Impairment of loan to Joint venture	-	-	0.02	-
Listing and related expenses	0.05	-	0.37	0.56
Adjusted Diluted Earnings/(Loss) Per Share	0.53	0.63	(1.81)	(1.94)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	625,618	469,064	429,491	436,578	32,759	11,783
Customer promotional expenses	833,987	778,209	67,097	83,557	5,366	4,053
Service cost	-	-	(228,201)	(231,294)	-	12,194
Adjusted Margin	1,459,605	1,247,274	268,386	288,841	38,125	28,029

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Year ended March 31,
Amount in INR thousands	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	1,779,972	1,765,858	1,471,270	1,704,529	154,305	161,712
Customer promotional expenses	2,555,320	2,773,118	263,756	312,206	23,380	18,545
Service cost	-	-	(669,098)	(877,873)	-	-
Adjusted Margin	4,335,292	4,538,976	1,065,928	1,138,862	177,685	180,257

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market, statements concerning management’s beliefs as well as our strategic and operational plans; the anticipated benefits of the Indian IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; expected buyback activity with respect to our share repurchase program; and our future financial performance. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia and the evolving events in Israel, Gaza and the Middle East), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 800 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company (OTC) in India among key OTA players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 108,000 hotels in approximately 1,500 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc./

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2024

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	INR	INR	USD	INR	INR	USD
	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenue
Rendering of services	1,087,868	917,425	11,008	3,405,548	3,632,098	43,582
Other revenue	106,402	155,334	1,864	421,717	606,099	7,273
Total revenue	1,194,270	1,072,759	12,872	3,827,265	4,238,197	50,855
Other income	22,337	49,431	593	152,520	102,362	1,228

Service cost	228,201	219,100	2,629	669,098	877,873	10,534
Personnel expenses	279,401	351,598	4,219	1,148,434	1,348,215	16,177
Marketing and sales promotion expenses	142,437	101,331	1,216	336,472	459,935	5,519
Other operating expenses	407,409	392,266	4,707	1,554,963	1,579,352	18,951
Depreciation and amortization	43,613	54,149	650	190,152	197,527	2,370
Impairment of loan to Joint venture	-	-	-	1,000	-	-
Results from operations	115,546	3,746	44	79,666	(122,343)	(1,468)

Finance income	13,143	47,184	566	28,944	149,925	1,799
Finance costs	(101,916)	(42,803)	(514)	(326,399)	(266,209)	(3,194)
Listing and related expenses	(3,409)	-	-	(23,591)	(54,238)	(651)
Profit/(Loss) before taxes	23,364	8,127	96	(241,380)	(292,865)	(3,514)
Tax (expense)/benefit	(15,817)	2,092	25	(46,787)	(33,177)	(398)
Profit/(Loss) for the period	7,547	10,219	121	(288,167)	(326,042)	(3,912)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	85	(3,445)	(41)	(10,714)	(6,449)	(76)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	6,785	(299)	(4)	1,245	(14,926)	(178)
Other comprehensive profit/(loss) for the period, net of tax	6,870	(3,744)	(45)	(9,469)	(21,375)	(254)
Total comprehensive profit/(loss) for the period, net of tax	14,417	6,475	76	(297,636)	(347,417)	(4,166)

Profit/(loss) attributable to :
Owners of the Parent Company	6,280	5,199	61	(289,242)	(317,488)	(3,809)
Non-Controlling interest	1,267	5,020	60	1,075	(8,554)	(103)
Profit/(Loss) for the period	7,547	10,221	121	(288,167)	(326,041)	(3,912)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	13,149	2,677	29	(298,563)	(336,590)	(4,036)
Non-Controlling interest	1,268	3,798	46	927	(10,827)	(130)
Total comprehensive profit/(loss) for the period	14,417	6,475	75	(297,636)	(347,417)	(4,166)

Earnings/(Loss) per share
Basic	0.10	0.08	0.00	(4.59)	(4.98)	(0.06)
Diluted	0.09	0.08	0.00	(4.59)	(4.98)	(0.06)

Weighted average no. of shares
Basic	63,589,692	64,009,472	64,009,472	62,991,006	63,713,217	63,713,217
Diluted	66,733,713	64,009,472	64,009,472	62,991,006	63,713,217	63,713,217

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2024

(Amounts in thousands, except per share data and number of shares)

	March 31, 2023	March 31, 2024	March 31, 2024
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	45,843	73,835	886
Right-of-use assets	200,760	161,247	1,935
Intangible assets and goodwill	778,963	913,434	10,960
Prepayments and other assets	1,177	755	9
Other financial assets	49,864	23,102	277
Term deposits	6,158	137,169	1,646
Other non financial assets	195,491	207,282	2,487
Deferred tax asset	11,086	10,617	127
Total non-current assets	1,289,342	1,527,441	18,327

Current assets
Inventories	76	53	1
Trade and other receivables	3,061,210	4,641,410	55,692
Prepayments and other assets	951,924	1,439,641	17,274
Income tax recoverable	308,716	342,867	4,114
Other financial assets	68,997	134,930	1,619
Term deposits	581,217	2,620,655	31,445
Cash and cash equivalents	503,601	1,741,950	20,902
Total current assets	5,475,741	10,921,506	131,047

Total assets	6,765,083	12,448,947	149,374

Equity and liabilities
Equity
Share capital	850	857	10
Share premium	20,388,799	20,511,478	246,118
Treasury shares	(11,219)	(222,152)	(2,666)
Other capital reserve	281,394	378,693	4,544
Accumulated deficit	(19,921,095)	(15,065,191)	(180,768)
Foreign currency translation reserve	(31,034)	(45,960)	(551)
Total equity attributable to equity holders of the Company	707,695	5,557,725	66,687
Total Non-controlling interest	11,624	2,242,666	26,910
Total equity	719,319	7,800,391	93,597

Non-current liabilities
Borrowings	19,274	114,677	1,376
Deferred tax liability	7,150	4,669	56
Employee benefits	40,747	55,850	670
Lease liability	203,393	164,418	1,973
Total non-current liabilities	270,564	339,614	4,075

Current liabilities
Borrowings	2,333,378	523,515	6,282
Trade and other payables	2,176,353	2,578,507	30,940
Employee benefits	56,020	41,307	496
Deferred revenue	45,721	3,360	40
Income taxes payable	31,850	251	3
Lease liability	47,835	51,324	616
Other financial liabilities	417,014	418,969	5,027
Other current liabilities	667,029	691,709	8,301
Total current liabilities	5,775,200	4,308,942	51,702
Total liabilities	6,045,764	4,648,556	55,777
Total equity and liabilities	6,765,083	12,448,947	149,374

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED MARCH 31, 2024

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	281,394	(31,034)	707,695	11,624	719,319

Loss for the period				(317,487)			(317,487)	(8,554)	(326,042)

Other comprehensive loss
Foreign currency translation differences				-		(14,926)	(14,926)	-	(14,926)
Re-measurement gain on defined benefit plan				(4,174)		-	(4,174)	(2,275)	(6,449)
Total other comprehensive loss	-	-	-	(4,174)	-	(14,926)	(19,100)	(2,275)	(21,375)

Total comprehensive loss	-	-	-	(321,662)	-	(14,926)	(336,587)	(10,829)	(347,417)

Share based payments	-	-	-	9,301	219,985	-	229,286	-	229,286
Exercise of options	7	122,679	-	-	(122,686)	-	-	-	-
Own shares repurchase	-	-	(210,933)			-	(210,933)	-	(210,933)
Change in non-controlling interest	-	-	-	5,168,265	-	-	5,168,265	2,241,874	7,410,139

Total contribution by owners	7	122,679	(210,933)	5,177,566	97,299	-	5,186,618	2,241,874	7,428,492

Balance as at March 31, 2024	857	20,511,478	(222,152)	(15,065,191)	378,693	(45,960)	5,557,725	2,242,669	7,800,394

* Pursuant to fresh issue of shares by Indian subsidiary and sale of shares of Indian subsidiary by THCL as part of the Indian IPO, non-controlling interest share has increased from 1.41% to 35.54%. The Company has opted to allocate the transaction cost incurred to non-controlling interest, in accordance with IFRS 10.

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2024

(Amount in thousands, except per share data and number of shares)

	Year ended March 31,
	2023	2024	2024
	INR	INR	USD

Loss before tax	(241,380)	(292,864)	(3,514)
Adjustments for non-cash and non-operating items	439,033	298,992	3,588
Change in working capital	(2,054,229)	(1,335,015)	(16,019)
Direct taxes paid (net of refunds)	(105,770)	(100,933)	(1,211)
Net cash flows (used in) operating activities	(1,962,346)	(1,429,819)	(17,156)
Net cash flows (used in) investing activities	(145,952)	(2,295,504)	(27,544)
Net cash flows from financing activities	1,751,813	4,991,504	59,893
Net decrease in cash and cash equivalents	(356,485)	1,266,181	15,193
Cash and cash equivalents at the beginning of the period	800,282	(27,831)	(334)
Effect of exchange differences on cash and cash equivalents	59,804	503,601	6,043
Cash and cash equivalents at the end of the period	503,601	1,741,950	20,902

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the year ended March 31,
(In thousands except percentages)	2023	2024	2023	2024
Quantitative details *
Air Passengers Booked	1,725	1,801	5,601	6,945
Stand-alone Hotel Room Nights Booked	425	399	1,753	1,692
Packages Passengers Travelled	5	6	21	24
Gross Bookings
Air Ticketing	15,122,132	17,158,179	56,408,351	64,950,106
Hotels and Packages	2,107,435	2,205,063	8,178,106	8,785,664
Other Services	603,146	598,365	2,811,038	2,212,256
Total	17,832,713	19,961,607	67,397,495	75,948,026
Adjusted Margin
Adjusted Margin - Air Ticketing	1,459,605	1,247,274	4,335,292	4,538,977
Adjusted Margin - Hotels and Packages	268,386	288,841	1,065,928	1,138,862
Adjusted Margin - Other Services	38,125	28,029	177,685	180,256
Others (Including Other Income)	128,739	204,766	574,237	708,460
Total	1,894,855	1,768,910	6,153,142	6,566,555
Adjusted Margin%**
Air Ticketing	9.7%	7.3%	7.7%	7.0%
Hotels and Packages	12.7%	13.1%	13.0%	13.0%
Other Services	6.3%	4.7%	6.3%	8.1%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.